

# The "Uber" to Space

**January 31, 2021: First commercial launch of rocket powered by biofuel in the world**

# Stardust 1.0 Was A Historic Success



# Problem with Rockets

- Complex
- Expensive
- Dangerous

# Problems for
# Small Satellite Launch

**Only have "Trains & Buses" to Space**

- Lack launch & orbit control
- Launch delays common
- Man-rated mission costs



SPACE.com

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## Over budget, behind schedule: NASA's SLS megarocket faces congressional review

By Elizabeth Howell   March 17, 2020



*"Not having to fly on NASA primary missions really opens up the materials and experiments that can be done. You would see customers trade losing precious scheduling time just to be allowed to use alternative materials not allowed on man-rated missions. All customers would appreciate this flexibility."*

- Justin Treptow
  Launch Integration Engineer
  NASA





# Academic Researchers Underserved

- Most rideshares add 'man-rated' mission additional costs

- Launch delays of months to years means students often graduate before their launch

- 50% payloads want "polar orbit" trajectories

- Will pay up to 25% more for dedicated launch



*"For CU-E3 [CubeSat] I would estimate that 40% of the development by our PM and system engineer could have been avoided had we not needed to do manned mission stuff."*

*- Andrew Dahir, U. of CO, Boulder*

*"I would say between 20 & 30% of development time is consumed to meet the extra safety requirements considering all the testing, verification, and licensing."*

- Michael Fernandez, CalPoly



BLUSHIFT

# Sub-Orbital Launch Service


STARLESS ROGUE

Starless Rogue

- Twice the Time in Space
- Larger payload area for experiments & research
- Low launch g's reduces payload development costs
- Increase payload success rate by decreased vibrations


5-8 Minutes of Zero G
Space (100km)
5 km
Earth

# Orbital Cubesat Launch Service



Red Dwarf

- Truly dedicated launch service for Cubesats (30kg)

- Nano payload customers has control of orbit and timing

- Wider range of payloads permitted than in rideshares

- Less red-tape and lower development costs by up to 40% over man-rated rockets

- Polar orbits available

- Customers willing to pay up to 25% more for dedicated launch



Low Earth Orbit
Deployment of Cubesats

Space (100km)

Earth

# MAREVL™

Modular Adaptable Rocket Engine for Vehicle Launch*





 * Developed under NASA SBIR

# bluShift's Launch Vehicle Program



- 'Uber to Space'
- Dedicated 30kg Payloads
- Reduce Cubesat R&D costs by up to 40%

# bluShift's MAREVL Engine Advantage



- Half Plumbing Cost/Complexity
- Modularity = Lower Manuf. Cost
- Environmentally Friendly, Safer, Non-Toxic



# Sub-orbital & Orbital
## Dedicated Launch Services

> ### Beachhead Customer
> ## Academic Researchers

### 30kg payload rocket service provides

- **Reduced launch wait time**
  Enables Design, Build, Launch by diploma

- **Reduce manuf. & launch costs**
  by up to 40%

- **Increased flexibility**
  on research that can be performed







Stardust

Starless Rogue

Red Dwarf

# Maine's Unique Polar Launch Opportunity





James Bay
Limestone
Gulf of St Lawrence
Ottawa
Georgian Bay
Lake Ontario
Bay of Fundy
Northumberland Strait
St Pierre and Miquelon
Saint-Pierre
Appalachian Mountains
Maryland
Washington
North Carolina
South Carolina
Georgia
Florida
Google Earth
©2020 Google
Data SIO, NOAA, U.S. Navy, NGA, GEBCO
©2020 INEGI
Image Landsat / Copernicus

50% CubeSat launches want "polar orbit" trajectories





# Commercialization Potential

$1.7M, 1st Year of Sub-Orbital Service (1%)



**$182M**
**2023**

**Sub-Orbital**

$12.6M in 2nd Year of Orbital Service (3.7%)



**$345MM**
**2025**

**Low Earth Orbit**



*This slide contains forward-looking projections that are not guaranteed*

# Sub-Orbital Industry

- Sounding Rockets
  1. Blue Origin (44% of TAM)
  2. Up Aerospace (8%)
  3. Virgin Galactic (potential)
  4. Exos (potential)

- Other Competition
  * High Altitude Balloons
  * Zero-G Aircraft



# Cubesat LEO Launch Industry

Commercially Active Competitors
1. Int'l Space Station Launchers
2. RocketLab
3. SpaceX
4. India's PSLV
5. Virgin Orbit

Future
1. Firefly
2. Astra & 100 others…

ALL have large rideshares (150-1200kg+) payloads, bluShift is 30kg



# Funding to Date







# Traction to Date

Stardust 1.0 Launch
Former Loring AFB



- Purpose:
  Investor demonstration vehicle

- Secured $100k MTI Matching Loan &
  $100k private capital to fund launch



- Commercial Payload Customers:
  Kellogg's Research Lab
  Rocket Insights, LLC

- Academic Payload Customer:
  Falmouth Maine High School



BLUSHIFT
AEROSPACE

# Business Model

Short Term Funding (6 Months)

- Federal SBIR Grants
- MTI Matching Loans
- Owner Investment
- Stardust 1.0 Launch Revenue
- Angel Investment ($1.2M Convertible Note)
- SAFE Note ($1M)

Medium Term (1-3 Years)

- 2nd Private Round ($5.5M  Seed Round)
- Sub-Orbital Launch Revenue
- 3rd Private Round ($7.7M Series A)

Long Term (Years 4+)

- Orbital Nanosat Launch Revenue



Red
Dwarf
Starless
Rogue
Stardust
Revenue ($)
CubeSat Launch
Sub-Orbital Launch
1
2
3
5
years
Revenue 1
Revenue 2
Revenue 3

*This slide contains forward-looking projections that are not guaranteed*





**bluShift 8 Year Financial Projections**

*This slide contains forward-looking projections that are not guaranteed*

- 2-Phase Revenue Approach
- Cash Flow Positive 4th Year
- Sub-orbital revenue feeds orbital development

Projection assumes:
- 30% of early launches are failures and/or rocket is unrecoverable
- Year 2 is first year of significant revenue with 2-3 suborbital flights at discounted for a full 30kg manifest
- Year 3 at least 2 additional full-commercial sub-orbital flights are expected with increased revenue per flight. A beta flight of the orbital rocket (not to insert to payloads to orbital insertion) is expected with highly discounted rate.
- Year 4 is 5 suborbital launches at full rate, 1 NASA qualifying flight of orbital service at a discounted rate followed by 1 at slightly discounted rate.
- Year 5 is 6 suborbital launches, 7 orbital.
- Year 6 is 7 suborbital, 10 orbital.
- Year 7 is 8 suborbital, 20 orbital.
- Year 8 is 8 suborbital, 24 orbital.

# Game Changing Small Launch Costs

| | Cost to Competitors | bluShift's Cost | Why? |
|---|---|---|---|
| **MAREVL Modular Green Engine Tech** | 60% More (liquid rocket engines) | 40% Savings | Modular, Simpler, Safer |
| **FAA Launch Approval** | Year-long headache | Streamlined | Ocean Launch |
| **Launch Range Costs** | $250k-$1M/launch | <$50k/launch | Maine Spaceport & Barge Launch |
| **Launch Insurance** | 20-25% of Launch | 10-15% | No People/Property |

## = $1M-$1.5M Savings Per Launch



# Team Members



**Brook Halvorson**
Test Eng.



**Sascha Deri**
CEO



**Luke Saindon**
Sr Mech. Eng.



**David Hayrikyan**
Manufacturing Engineer



**Seth Lockman**
Marketing Director



**Matt Parker**
Mechanical Engineer

# Advisors

 **Matt Hoffner**
Entrepreneurial Advisor, MTI

 **Randy Walther**
CFO, Partner B2B CFO®

 **Steve Savoie**
Composites Manufacturing

 **Dr Gregory Falco**
Space Security Expert

 **Jeff Spaulding**
Attorney, Eaton Peabody

**Dr. David Stickler** ybrid
Hybrid Rocket Exp, ret. MIT

# Summary

- $69B Market over 10 Years
- bluShift's MAREVL rocket tech lowers cost to market & production
- 2-Phase market strategy creates revenue early
- Launching to Polar Orbit from Maine meets 50% of TAM needs

*This slide contains forward-looking projections that are not guaranteed*



# Our Timeline



| Milestone | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|
| $100k Pre-Seed Fundraising **[done]** | ▮ | | | | | |
| Stardust 1.0 Prototype Launch **[done]** | | ▶ | | | | |
| $1.07M – SAFE Crowd Equity Round 1 | | ▮ | | | | |
| Startdust 2.0 Engineering Launch (tentative) | | ▶ | | | | |
| $1.1M – SAFE Crowd Equity Round 2 | | ▮ | | | | |
| Starless Rogue β Prototype Launch | | ▶▶ | | | | |
| NASA Flight Opportunities Qualifying Suborbital Starless Rogue Launch | | ▶▶ | | | | |
| $5.5M Seed Round | | ▮▮ | | | | |
| Full Sub-Orbital Launch Services | | | ▶▶▶▶ | | | |
| NASA Qualifying Orbital Launch | | | | ▶▶▶ | | |
| $7.7M Series A Round | | | | ▮ | | |
| Nanosat Launch Services | | | | | | ▶ |

*This slide contains forward-looking projections that are not guaranteed*



We are looking for 8 months of initial investment
to develop the full size
MAREVL Rocket Engine
for the future Starless Rogue

Initial $1.07M Crowd Equity Round

**Problem**
Small payloads ride
trains or buses

**Opportunity**
Provide an
Uber to space

**bluShift's Solution**
"Uber to Space"
Dedicated, low-cost
rocket launch service

**Market Opp**
TAM: $69B by 2030

**SAFE Note Round**
$1.07M for 6-8 Months
$20M Max Cap
Conversion in Seed Round

Seed Round
$5.5M: Q4, '21 – Q2, '22
Series A
$7.7M: 2H, '23 – 1H, '24

**Financials**
Cash Flow Pos: 4$^{th}$ Yr
Net Margin: 50% in 7 Yrs

**Team**

• CEO: 22 Years Exp
• Aerospace, Launch,
  Manufacturing, Test
  Engineering
• Marketing

**Prior Support**

  

*This slide contains forward-looking projections
that are not guaranteed*

**Sales Strategy**

• 2-Phase:
  Sub-orbital & orbital
• Beachhead Customer:
  NASA-funded researchers
• Payload Brokers,
  Direct Sales



**Green Nano Space Launch**

# Bonus Slides



Next-Generation Suborbital Researchers Conference, 2020

# Customer Acquisition

- State space grant consortiums
- Qualify for NASA Flight Opp.
- Qualify for NASA Cubesat Launch Initiative
- Solicit College Space Programs
- Promote at NSRC Conference
- Work with Payload Launch Brokers Tyvak and Trisept
- Online Sales (Available Today)



BLUSHIFT
AEROSPACE

Dedicated, Low-Cost Space Launch









# Small Payloads Frustrated by Rideshares

- Customers want an Uber (not train or bus)

- Lack of control as secondary payloads

- Delays costly to burgeoning new businesses & researchers

# Nanosatellites

- 1 − 10Kg
- "CubeSat" Standard

Academic
- Research
- Technology Demonstrations

Commercial
- Earth Observation
- Communications
- Technology Development





# Sub-orbital & Orbital Launch Services

- <u>MAREVL Hybrid Engine Tech</u>
  Low Cost, Simple, Non-toxic

- <u>PEARL Payload Fairing</u>
  One fairing for all services
  lowers manufacturing cost

- Maine as low-cost launch site &
  only East coast launch site for
  polar orbit






Stardust

Starless
Rogue

Red Dwarf



MAINE
STATE HOUSE

# bluShift works with Maine legislature to evaluate a Maine Spaceport



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September 30, 2020

## Maine's space era ready for lift off with $445K grant for spaceport study

PHOTO / COURTESY OF BLUSHIFT AEROSPACE

bluShift Aerospace, of Brunswick, plans to launch one of its test rockets in Presque Isle Oct. 21 as Maine, boosted by a federal grant, moves forward on development a spaceport in Brunswick and Presque Isle.

Sign up for Enews

By Maureen Milliken

The Maine Space Grant Consortium has been awarded a $444,009 federal grant to develop a strategic plan for the Maine Spaceport Complex, just as bluShift Aerospace Inc., expected to be a big part of the state's space race, plans its first rocket launch.

The U.S. Department of Commerce's Economic Development Administration grant will be matched with $148,489 in state funds and $111,442 in local money, according to a news release.

The Maine Space Grant Consortium is helping to develop a spaceport, with the Brunswick Landing campus as mission control for a program

bluShift honored with honored as the 2019 Innovator of the Year in the Small Company category by Midcoast Regional Redevelopment Authority.





Sascha unveiled bluShift's new vision of specializing in launch services for academics and research, at the 2019 meeting of the Northeast Regional Space Grant Consortia (Newport, RI)